UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

CHOICE ONE COMMUNICATIONS INC.
(Name of Issuer)

COMMON STOCK $.01 PAR VALUE
(Title of Class of Securities)

17038P 10 4
(CUSIP Number)

December 31, 2001 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

CUSIP NO. 17038P 10 4	13G/A	Page 2 of 4
1.	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Steve M. Dubnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*	(a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	5.	SOLE VOTING POWER:	2,263,553*
BENEFICIALLY OWNED	6.	SHARED VOTING POWER:
BY EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER:	2,263,553*
WITH	8.	SHARED DISPOSITIVE POWER:
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,553*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON IN
*	Includes 708,485 shares of common stock held by the Dubnik Family Limited Partnership of which Mr. Dubnik is the sole general partner. Mr. Dubnik disclaims beneficial ownership of such shares. Also includes 13,300 shares represented by options which were exercisable at 12/31/01 or will become exercisable within 60 days after 12/31/01.

CUSIP NO. 17038P 10 4	13G/A	Page 3 of 4

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)
ITEM 1(A).	NAME OF ISSUER: Choice One Communications Inc.
ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 100 Chestnut Street, Suite 600, Rochester, NY 14604
ITEM 2(A).	NAME OF PERSON FILING: Steve M. Dubnik
ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE: 100 Chestnut Street, Suite 600, Rochester, NY 14604
ITEM 2(C).	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
ITEM 2(D).	TITLE OF CLASS OF SECURITIES: Common Stock $.01 par value
ITEM 2(E).	CUSIP NUMBER: 17038P 10 4
ITEM (3).	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 17038P 10 4	13G/A	Page 4 of 4
ITEM 4.	OWNERSHIP
(A)	AMOUNT BENEFICIALLY OWNED: 2,263,553* Common Stock $.01 par value
(B)	PERCENT OF CLASS: 5.6%
(C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(i)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 2,263,553* Common Stock $.01 par value
(ii)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE: None.
(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 2,263,553* Common Stock $.01 par value
(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: None.
*	Includes 708,485 shares of common stock held by the Dubnik Family Limited Partnership of which Mr. Dubnik is the sole general partner. Mr. Dubnik disclaims beneficial ownership of such shares. Also includes 13,300 shares represented by options which were exercisable at 12/31/01 or will become exercisable within 60 days after 12/31/01.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.
ITEM 10.	CERTIFICATION Not applicable.
SIGNATURE	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of December 31, 2001.
Dated: February 24, 2003	/s/Steve M. Dubnik
Steve M. Dubnik*
*	Mr. Dubnik is Chairman & CEO of the Issuer